Mail Stop 3561

August 9, 2007

Christopher J. Nichols, President
Advanced Growing Systems, Inc.
230 North Park Boulevard,
Suite 106,
Grapevine, TX 76051

> **Re:**   **Advanced Growing Systems, Inc.**
> **Amendment No. 1 to Form 10-SB**
> **Filed July 10, 2007**
> **File No. 0-52572**

Dear Mr. Nichols:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 1. Description of Business, page 1

1. Please delete your reference to this discussion as a "summary" as this discussion is not intended to serve as a summation of the Business of your company but rather should thoroughly discuss all information that is required pursuant to the item requirements of Form 10 and any other information that might be material to investors.

2. Please delete parenthetical definitions in your document where the meaning is clear from context. For example, please delete the second sentence in the headnote and all of the definitions under Business Development, such as ("NLW"), ("WMD"), ("PCC"), ("ANI"), ("OGSI") and ("SEC").

Risk Factors, page 1

3. Please delete "some of" [the factors] in the first sentence and "other factors" in the last paragraph to remove the implication you are not setting forth the material

risks related to the offering.

4. Please ensure that the risks you describe here have been described with enough detail to make them meaningful to the reader. For example, elaborate upon what risk is involved in the operating hazards attendant to the operating of a fertilizer facility.

Business Development, page 1

5. Please ensure that you have accurately stated the date of incorporation of ANI, as you state that it was incorporated in 2006 in the first paragraph and 2007 in the second paragraph. Consider eliminating duplicative disclosure as to the dates of incorporation of you and your subsidiaries.

6. You indicate that the original officers of OGSI "brought to the organic fertilizer subsidiary the formulas that are still used today in the production of the organic fertilizer." Clarify whether you mean that such formulas are used in the production of your organic fertilizer or that they are used generally speaking in the production of organic fertilizer as your discussion is unclear.

7. Please delete the sixth sentence in the first paragraph on page 2 ("ANI was founded by…") as it is subjective in nature.

Principal Products and Services, page 2

8. Please furnish us an appropriately dated and marked copy of the census information you refer to in the first paragraph on page 3.

9. Explain what you mean when you state that both the contractor and retailer provide OGSI with fertilizer sales; specifically explain who the typical retailer customer is, outside of those who may purchase fertilizer from an ANI retail location. Please also explain your reference to "submarkets" on page 7 in the context of OGSI's plan of operations.

10. In an appropriate place in your discussion, explain the "food-grade chemistry" that is used to "enhance the way Nitrogen is delivered to any plant."

11. Please delete the third sentence in the second paragraph on page 3 ("OGSI combines knowledge…") as it implies chemists are making your fertilizer.

Our Principal Competitive Strengths, page 3

12. You state that you have a large customer base of over 500 active contractors. As previously requested, please state how this compares to your direct competition so that your indication that you are a "key supplier" and have a "large customer base" are well supported.

13. You indicate that one of your competitive strengths is that your debt may be converted to equity. So that a reader can appropriately place this strength in context, disclose how much of your debt (all or none) can be converted into equity so that it's clear why this is a strength of yours and disclose the amount of debt outstanding. Alternatively, seeing as how the debt you are referring to would appear to be the same debt that was due for conversion on June 30, 2007, consider whether it is appropriate to remove this bullet.

Our Growth Strategies, page 3

14. Please delete the first clause in the first sentence ("In order to capitalize…"). Given your short time in business, references to your competitive advantages and to becoming a dominant player in your industry are inappropriate. Please delete.

15. Please delete "continue" from the first, second and fifth bulleted paragraphs. Explain what is the "cost advantage" you refer to in the fourth bulleted paragraph.

16. We note your revisions to the first bulleted paragraph. However, it does not appear you have fully responded to comment 21 in our letter dated May 17, 2007. Please revise.

17. Please elaborate upon your strategies by stating how you plan to execute upon them so that they provide meaningful disclosure regarding your future plans. For example, explain how you intend to expand in other promising markets and how you plan to increase your customer base.

Targeted Markets, page 3

18. Please furnish us an appropriately dated and marked copy of the Grounds/Turf Growers Magazine Industry Outlook 2005 and the Wall Street Journal article you refer to under Organic Growing Systems, Inc.

19. You indicate that "there were relatively few landscape contracting companies doing an annual volume in excess of $5 million" only a few years ago. Revise to provide greater context for this statement by indicating whether you are referring to gross sales or some other measure and what region you are referring to, as we presume that you are referring to your target market, the southeastern U.S.

20. Remove your statement indicating that your fertilizer will make lawns the "pride of the neighborhood" as this would appear to be a statement of your belief. This comment also applies to your indication on page 5 that your fertilizer is the "perfect combination."

Competition, page 5

21. You indicate that your direct competition - synthetic chemical fertilizer - is "massive and well-established." Please revise to explain whether you have many competitors in the organic fertilizer market. Also, move the discussion that appears regarding your devotion to the idea of water protection, etc. to a different place in your registration statement as these statements appear out of place in the context of a discussion about your competitors.

Regulatory Mandates, page 6

22. We note your response to comment 32 in our letter of May 17, 2007. Please indicate the cost of complying with the state laws you refer to.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 6

Plan of Operations, page 6

23. Your statements at the outset of this discussion that ANI has "experienced rapid commercial success" and that you "continue to outperform [y]our original budget" are inappropriate. Please revise to delete them.

24. Please ensure that this discussion speaks as of a current date. For example, in the first paragraph of this discussion, you state that "ANI will be holding formal grand-openings for [y]our second and third commercial distribution facilities…" As another example, please update the penultimate paragraph of this section, as well as the disclosure that appears under Item 7, regarding the conversion of the promissory note to be completed in the 1st quarter of 2007. If these events have already taken place, please revise your discussion to indicate this.

25. At the bottom of page 6, you state that the acquisition of the manufacturing facility "will not only substantially increase [y]our gross profit margin…" Please revise to explain that this statement constitutes your belief and explain why you believe this will be the case. Alternatively, please delete it.

26. You indicate that one government agency has become one of OGSI's largest customers. We presume this agency is the Harris County Flood Control; please disclose this and the percentage of your gross revenues received from this customer.

27. You refer to "independent researchers" on page 7. Identify these researchers and refer to the reports that have drawn the conclusions you discuss here. Provide us with copies of such reports.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

28. We reviewed your response to comment 40 in our letter dated May 17, 2007 and the revisions to your disclosure. Please explain to us and disclose in further detail how you determined not to record a valuation allowance for any portion of your net operating loss carryforward. In responding to our comment, please elaborate on each piece of positive and negative evidence you considered. Indicate whether any of the positive evidence you considered is objectively verifiable, as contemplated in the examples of positive evidence provided in paragraph 24 of SFAS 109. Also explain the specific assumptions used in projecting net income in future periods and the basis for those assumptions. Ensure your revised disclosure is clear in terms of how you concluded the positive evidence outweighs the negative evidence, such as cumulative and recurring losses inception to date. Refer again to paragraphs 20-25 of SFAS 109.

Item 6. Executive Compensation, page 14

29. We note your indication that the table you have provided "sets forth for the Calendar year ended December 31, the compensation received by the officers of the Corporation." This information should provided with respect to the last fiscal year, not calendar year, of the Company. See Item 402(b) of Regulation S-B. Please revise.

Employment Agreements, page 14

30. We reviewed your response to comment 58 in our letter dated May 17, 2007. Please revise your disclosure in bullet number one regarding the stock grant to executive officer Hammond to clarify that you granted him stock in the subsidiary company rather than the parent company. Also, confirm that this grant appears in the preceding table.

31. The amount of salary shown for Lyle Mortensen in the Summary Compensation Table does not appear consistent with the disclosure under Employment Agreements on page 14. Please reconcile.

Director Compensation, page 15

32. Please indicate in the second paragraph on page 15 when independent directors Cowan and Riegler were each awarded 20,000 shares of common stock in

connection with their activities as members of the Board.

December 31 Director Compensation Table, page 17

33. We note your response to comment 47 in our letter of May 17, 2007. However, it does not appear you have indicated by footnote the aggregate number of stock awards made to each of Messrs. Cowan and Riegler. Please revise.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 20

34. We reviewed your response to comment 54 in our letter dated May 17, 2007 and the revisions to your disclosure. Please further revise your disclosure to 1) retroactively reflect the stock split in the market price data for the periods prior to June 22, 2006; and 2) omit the term "reverse" when describing your 10,000 to 1 stock split as it appears you had a stock split and not a reverse stock split. Please make conforming revisions throughout the document where you discuss the stock split.

Item 4. Recent Sales of Unregistered Securities, page 20

35. Please ensure that this discussion is complete with respect to all securities that you sold in the past three years in unregistered transactions. For example, we note that the convertible note that was sold to TBECK Capital, Inc. is not discussed here, nor is the issuance of shares in exchange for the manufacturing facility. Also, not all of the warrants that were issued to Vision and Sands Brothers are discussed here. Please revise or advise.

Note 3 - Summary of Significant Accounting Policies, page F-8

Earnings per Common Stock, page F-9

36. We reviewed your response to comment 62 in our letter dated May 17, 2007. Please revise to also disclose the number of potentially dilutive warrants that were not included in the computation of diluted earnings per share because to do so would have been antidilutive. See paragraph 40.c. of SFAS 128.

Note 5 – Notes Payable, page F-9

37. We reviewed your response to comment 65 in our letter dated May 17, 2007 and the revisions to your disclosure. Please tell us and disclose whether each of your convertible notes issued from inception through March 31, 2007 contains a

beneficial conversion feature under EITFs 98-5 and 00-27. Tell us in detail how you arrived at your conclusion in each case. Ensure you tell us the fair value of the underlying common shares on each commitment date, how you determined such fair value, and the effective conversion rate of the notes after allocating proceeds to the detachable warrants. Additionally, please revise your disclosure to clarify whether the convertible notes are convertible upon issuance at the option of the holder or are only convertible automatically upon the occurrence of the specified conversion events.

38. In calculating the fair value of warrants issued in connection with convertible notes during the fiscal year ended September 30, 2006 and the subsequent six month interim period ended March 31, 2007, explain to us: 1) why it is appropriate to use an expected life assumption rather than the contractual term (refer, for example, to footnote 7 to SAB Topic 14:A.); and 2) why you use an assumed underlying stock price of $.19/share in each case and how your use of this value is consistent with the guidance in paragraph 16 of APB 14.

Notes to Interim Consolidated Financial Statements, page F-17

Note 5 – Related Party Transactions, page F-18

39. We reviewed your response to comment 66 in our letter dated May 17, 2007 and the revisions to your disclosure. Please tell us how your accounting for this restricted stock award is consistent with the measurement and recognition provisions in paragraphs 21, 39 through 42 and A77 through A85 of SFAS 123R. Ensure you address why it is appropriate to value the award using the $0.19 stock price from a July 2006 private placement. Also address the grant date, requisite service period, and service inception date of the award under SFAS 123, and how you determined each of these dates. Finally, please tell us whether the restricted stock award requires future services (after February 2007) for vesting.

Note 6 – Private Placement of Series A Preferred Stock, page F-18

40. In calculating the fair value of warrants issued in connection with convertible preferred stock, explain to us: 1) why you used an assumption of 25% volatility while you used an assumption of 100% volatility in calculating the fair value of warrants issued in connection with notes payable; 2) why it is appropriate to use an expected life assumption rather than the contractual term (refer, for example, to footnote 7 to SAB Topic 14:A.); and 3) how you arrived at the assumed underlying stock price of $.50/share as of the commitment date for each of the convertible preferred stock issuances.

41. It appears you have an unrecognized beneficial conversion feature associated with your convertible preferred stock issuance. In particular, the fair value of the

warrants issued in connection with the preferred stock appears to reduce the effective conversion rate in the preferred stock to a point where there is intrinsic value in the embedded conversion feature as of the commitment date. Please revise your financial statements to record the beneficial conversion feature or otherwise tell us in detail why you believe no revision is required. Refer, for guidance, to Issue 1 of EITF 00-27. Please note that if you determine to revise the fair value of the warrants pursuant to the preceding comment, this will impact the amount of the beneficial conversion feature to be recorded. Moreover, please be advised that similar considerations should be applied in determining the proper accounting for the additional preferred stock issuances subsequent to the most recent interim balance sheet date.

You may contact Sarah Goldberg, Staff Accountant at (202) 551-3340 or Robyn Manuel, Senior Staff Accountant at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lyle J. Mortensen
        Fax: (817) 416-2535